Exhibit 1.01

Conflict Minerals Report of Michaels Stores, Inc.

in Accordance with Rule 13p-1 under the Securities Exchange Act of 1934

This is the Conflict Minerals Report of The Michaels Companies, Inc. (“Michaels” or the “Company”) for calendar year 2014 in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934 (the “Exchange Act”). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein.

Overview

The Company has established a conflict minerals program to address the use of Columbite-Tantalite, Cassiterite, Wolframite, Gold, or their derivatives, which are currently limited to Tin, Tungsten and Tantalum (also referred to as “conflict minerals”) by the Company’s private label suppliers.  The Company did not contract to manufacture products sold in the Company’s retail stores, other than its private label products.  As an arts and crafts specialty retailer, Michaels is several levels removed from the actual mining of conflict minerals. The Company does not make purchases of raw ore or unrefined conflict minerals and makes no purchases in the Covered Countries (as defined below). Michaels has implemented the below policy regarding the use of conflict minerals.

Policy Summary

Michaels fully supports the humanitarian goal of ending violent conflict in the Democratic Republic of the Congo (DRC) and adjoining countries, “Covered Countries,” by eliminating the use of conflict minerals mined from this region.  Covered Countries include:  Angola, Burundi, Central African Republic, The Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda & Zambia.

Michaels will comply with all requirements outlined in Section 1502 of the Dodd Frank Wall Street Reform and Consumer Protection.  This includes identifying and disclosing products which contain conflict minerals, as well as the source of the minerals.

Michaels requires all of its private label suppliers, and encourages all other suppliers, to comply with the following:

•                  Suppliers must disclose whether their products contain Columbite-Tantalite, Cassiterite, Wolframite, Tin, Tungsten, Tantalum or Gold.

•                  Suppliers using conflict minerals are encouraged to source raw materials from certified metal recyclers or certified smelters.

•                  Suppliers choosing not to use certified metal recyclers or smelters must provide documentation authenticating the chain of custody from the smelter back to the original source of the mineral.

•                  Suppliers not complying with the above requirements may face a loss of business.

Michaels encourages individuals or suppliers who wish to report possible violations of our conflict minerals policy to make such disclosures via an independent third-party hotline and website.

Due Diligence

In accordance with the rules, the Company undertook due diligence to determine the conflict minerals status of the necessary conflict minerals used in its private label products. The Company participated in a working group with the Retail Industry Leaders Association (“RILA”), which generally met on a monthly basis by phone or in-person to discuss conflict minerals compliance, industry best practices and benchmarking.  Michaels implemented due diligence procedures based on the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD 2011) (“OECD Framework”), an internationally recognized due diligence framework.  Based upon its experience in conducting its due diligence process in 2013, and discussions between the Company’s legal, regulatory compliance, merchandising and sourcing functions, the Company administered the EICC (Electronic Industry Citizenship Coalition) survey in effect in October 2014 to all suppliers responsible for producing products under the Michaels proprietary brands.  This was to assure that the Company did not make any assumptions regarding components in the Company’s private branded products — particularly those where conflict minerals may not be easily recognized.

The Company’s sourcing team conducted training for the Company’s agents (available in both English and Mandarin) during the Summer of 2014, which was designed to educate our agents regarding the relevant Exchange Act requirements and the Company’s due diligence expectations.  In addition to the RILA-designed training used by the Company in 2013, the Company designed a supplementary training module to address learnings from the 2013 reporting cycle.  The agents then rolled out the same training to their suppliers, with the Company additionally doing a direct presentation to over 200 suppliers in November 2014.  The same training materials were provided to all of the Company’s private brand suppliers, along with the EICC questionnaire in a phased process starting in early November 2014, and ending in early March 2015.  The Company also engaged in follow-up processes (including e-mail communication) to identify and escalate any identified issues associated with non-responsive or problematic responses to the questionnaire.

The Company was not able to obtain fully completed questionnaires from all of its private brand suppliers.  Based on a review of completed questionnaires, as well as any responses that were received pursuant to follow-up processes, the Company determined that some of the Company’s private label suppliers had continuing products where conflict minerals were necessary to functionality or production of such products.  For those suppliers, the Company then compared the smelters and refiners identified in the questionnaire responses against the list of smelter facilities which have been identified as “conflict free” by programs such as the EICC/GeSI Conflict Free Smelter (“CFS”) program for columbite-tantalite, cassiterite, wolframite, tantalum, tin, tungsten and gold.

Based on the information that the Company obtained through the due diligence process, the Company believes that, to the extent reasonably determinable by the Company, the facilities that were used to process the conflict minerals contained in the Company’s products included, but may not be limited to, the smelters and refineries listed in the chart below. The chart below reports (i) the name of the smelter or refiner; and (ii) whether the listed smelter or refiner has been certified by an industry initiative seeking to identify “conflict free” sources.

Name of Smelter or Refinery	Conflict-Free Status
Nippon Steel & Sumitomo Metal
Zhongjin Gold Corporation Limited	On EICC-GeSI Smelter Reference List
Chengfend Metals Co Ptd Ltd.	On EICC-GeSI Smelter Reference List
Yunnan Tin Company Limited	On EICC-GeSI Smelter Reference List
Yunnan Tin Industry Share Co., Ltd.
Liuzhou China Tin	On EICC-GeSI smelter Reference List
Yunnan Chengfeng Non-Ferrous Metals Co. Ltd	On EICC-GeSI smelter Reference List
Xiamen Tungsten Co Ltd.	On EICC-GeSI smelter Reference List
Hebei Iron & Steep Group Hengshui Strip Rolling Co., Ltd.	On EICC-GeSI smelter Reference List
Mineracao Taboca S.A.	On EICC-GeSI smelter Reference List
Minsur Mines	On EICC-GeSI smelter Reference List
OMSA	On EICC-GeSI smelter Reference List
Thaisarco	On EICC-GeSI smelter Reference List
Beijin Dabo Non-Ferrous Metal Solder
Dongyuan Qingdao Metal Tin Product
Scs Propagates Industrial Co., Ltd
Y8ingji Filament Factory
Zhongyuan Gold Smelter of Zhongjin Gold Corporation	On EICC-GeSI smelter Reference List
Jiangxi Nanshan	On EICC-GeSI smelter Reference List
PT Timah	On EICC-GeSI smelter Reference List
Shanghai Golden YiLi Metallic Material Factory
Xiamen Tungsten Co. Ltd.	On EICC-GeSI smelter Reference List
GMF3000A-12V (Chinese name：高频率电镀电源蒸馏器)
Dongguan Yaochen Industrial
Guangdong Shaoguan Smelter Factory
Ningbo Xihan Tin material Co., Ltd.	On EICC-GeSI smelter Reference List

For the Company’s vendor base, a few suppliers either were unable to identify the smelter or refiner for their products, or use a smelter or refiner that has not been designated “conflict free” by the CFS program, even after repeated follow up from, and dialogue with, the Company.

Conclusion

Based on the results of its due diligence described above, the Company has not been able to reasonably determine the origins of conflict minerals contained in the components for certain of the following private label products: embellished stationary, sketch and drawing pads, decorative ribbon, LED lights, LED candles, LED pumpkins, light-up Halloween and Christmas decorations, tree toppers, garland, C7 Bulbs in night lights, mini bulbs in pathway lights and floor lights, EVA spheres, glue guns, earing wires, clasps and chains, beads and charms, magnetic boards, filigree plaques, bottle cutters, tin boxes, flasks, sewing straight pins, jean rivets, thimbles, mini irons, lint shavers, and airbrush machines.

This Report has not been subject to an independent private sector audit as allowed under Rule 13p-1, which provides a temporary accommodation for the first two years following November 13, 2012.

Process Improvement

The Company will continue to communicate its expectations and information requirements to its private label suppliers. Company management will also consider how to address the independent third-party audit of the supply chain required for the next filing year.  Over time, the Company anticipates that the amount of information globally on the traceability and sourcing of these ores will increase and improve. If the Company becomes aware of a supplier whose due diligence needs improvement, the Company intends to continue the trade relationship while that supplier improves its performance. The Company expects its direct suppliers to take similar measures with their suppliers to ensure alignment throughout the supply chain.